Exhibit 12

WALGREEN CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended		Fiscal Year Ended
	2/28/2011	2/28/2010	8/31/2010
Income before income taxes and minority interest	2,110	$1,839	$3,373
Add:
Minority interest	-	-	-
Fixed charges	582	526	1,100
Less: Capitalized interest	(5)	(5)	(12)
Earnings as defined	2,687	$2,360	$4,461

Interest expense, net of capitalized interest	38	$43	$90
Capitalized interest	5	5	12
Portions of rentals representative of the interest factor	539	478	998
Fixed charges as defined	582	$526	$1,100

Ratio of earnings to fixed charges	4.62	4.49	4.06